SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             _________________

                             SCHEDULE 14D-9/A*
                             (AMENDMENT NO. 9)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             _________________

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ASARCO INCORPORATED
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038
                               (212) 510-2000
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:

                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000


 *Relates to offer by Phelps Dodge Corporation




      This Amendment No. 9 to the Solicitation/Recommendation Statement on
 Schedule 14D-9 of ASARCO, originally filed with the Commission on September 9, 1999 (the "Schedule 14D-9"), relates to the exchange offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 of Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), filed with the Securities and Exchange Commission on September 3, 1999, as amended, which incorporates the prospectus of Phelps Dodge contained in the Registration Statement on Form S-4 of Phelps Dodge filed with the Commission on August 27, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 1999, Amendment No. 2 thereto filed with the Commission on September 2, 1999 and Post-Effective Amendment Nos. 1 and 2 thereto filed with the Commission on September 22, 1999 and October 7, 1999, respectively.
 Defined terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.


 ITEM 2.  TENDER OFFER OF THE BIDDER.

      The Phelps Dodge Offer is being amended pursuant to the Agreement and Plan of Merger, dated as of October 5, 1999 (the "Merger Agreement"), among Phelps Dodge, AAV Corporation, a Delaware corporation and wholly owned subsidiary of Phelps Dodge ("Sub A"), and ASARCO. A copy of the Merger Agreement is filed as Exhibit 30 to this Amendment and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of ASARCO Common Stock pursuant to the Phelps Dodge Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the New Jersey Business Corporation Act ("NJBCA"), ASARCO will be merged with and into Sub A (the "Merger"). At the effective time of the Merger (the "Effective Time") each share of ASARCO Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without action on the part of ASARCO, Phelps Dodge, Sub A or the holder thereof, be converted into and shall become the right to receive either $29.50 per share, net to the seller in cash, without interest or 0.50266 of a share of Phelps Dodge Common Stock, subject to the election and proration provisions of the Merger Agreement and to the terms and conditions of the Merger Agreement and the Phelps Dodge Offer. The Merger Agreement is summarized in Item 3(b) of this Amendment.


 ITEM 3.  IDENTITY AND BACKGROUND.

      Subsection (b) of Item 3 is hereby amended by adding the following:

 THE PHELPS DODGE/ASARCO MERGER AGREEMENT

      We believe this summary describes the material terms of the Merger Agreement. However, we recommend that you read carefully the complete agreement for the precise legal terms of the Merger Agreement and other information that may be important to you. A copy of the Merger Agreement is attached as Exhibit 30 and is incorporated herein by reference.

      The Phelps Dodge Offer

      Conditions. Phelps Dodge's obligation to complete the Phelps Dodge Offer is subject to the following conditions:

 o at least 80% of the outstanding shares of ASARCO shall have been tendered and not withdrawn (the "Minimum Condition");

 o the approval by Phelps Dodge's stockholders of the issuance of Phelps Dodge's common stock in the Phelps Dodge Offer and the Merger;

 o such shares of common stock shall have been authorized for listing on the NYSE, subject to official notice of issuance;

 o    the effectiveness of the registration statement for such common stock;

 o no legal restraint such as an injunction shall be in effect that would prevent consummation of the Phelps Dodge Offer;

 o no change in tax law that would be inconsistent with the Merger qualifying as a reorganization under Section 368(a) of the Code;

 o accuracy of representations and warranties of ASARCO, unless failure to be accurate would not reasonably be expected to have a material adverse effect on ASARCO; and

 o compliance by ASARCO in all material respects with material agreements and covenants in the Merger Agreement.

      Phelps Dodge expressly reserves the right to waive any condition, (other than the Minimum Condition, the Phelps Dodge Stockholder Approval Condition and the condition relating to the effectiveness of the Registration Statement) to increase the consideration per share of ASARCO common stock payable in the Phelps Dodge Offer, provided however, that no charge may be made which decreases the consideration per share of ASARCO common stock payable in the Phelps Dodge Offer or which reduces the maximum number of shares of ASARCO common stock to be acquired in the Phelps Dodge Offer.

      Consideration and Election Procedure. The Merger Agreement provides for the consideration that Phelps Dodge will pay in the Phelps Dodge Offer, including the election and proration procedures.

      Expiration or Termination of Amended Offer. Phelps Dodge agreed to extend the Phelps Dodge Offer at any time up to March 31, 2000 for one or more periods of not more than 10 business days, if at the expiration date of the offer, or any extension thereof, any of the conditions to the offer is not satisfied or waived; provided, however, that if all the conditions to the offer are satisfied or waived but the number of ASARCO shares tendered is 85% or more, but less than 90%, of the then outstanding number of ASARCO shares then Phelps Dodge may extend the Phelps Dodge Offer for an aggregate period of not more than three business days beyond the expiration date.

 Form of Merger

      If all the conditions to the Merger are satisfied or waived in accordance with the Merger Agreement, AAV Corporation, a wholly owned subsidiary of Phelps Dodge, will merge with ASARCO, with AAV Corporation surviving (the "Surviving Corporation"). As a result of the Merger, the identity and separate existence of ASARCO shall cease. The Merger will become effective when the applicable certificates of Merger are filed with the Secretaries of State of the States of Delaware and New Jersey. It is currently anticipated that the Merger will become effective during the fourth quarter of 1999.

 Consideration to be Received in the Merger

      At the time the Merger becomes effective,

 Conversion of ASARCO Common Stock. Subject to no fractional shares being issued, each issued and outstanding share of ASARCO common stock (other than shares to be canceled in accordance with the Merger Agreement) shall be converted into the ASARCO Consideration, the ASARCO Cash Consideration or a combination thereof, determined pursuant to provisions of the Merger Agreement (such consideration is referred to herein as the "Merger Consideration"). If there is an excess of cash elections with respect to the Phelps Dodge Offer, each outstanding share of ASARCO common stock will be converted in the Merger into the right to receive 0.50266 Phelps Dodge common shares (the "ASARCO Stock Consideration"). If there is an excess of stock elections with respect to the Phelps Dodge Offer, each outstanding share of ASARCO common stock will be converted in the Merger into the right to receive $29.50 net in cash, without interest (the "ASARCO Cash Consideration"). If there is not an excess of cash or stock elections, each outstanding share of ASARCO common stock will be converted in the Merger into (i) an amount of cash equal to the ASARCO Merger Cash Amount (as hereinafter defined), without interest, and (ii) a number of shares of Phelps Dodge common stock equal to the ASARCO Merger Stock Amount (as hereinafter defined). The ASARCO Merger Cash Amount and the ASARCO Merger Stock Amount will be determined as follows:

      1. The aggregate amount of ASARCO Cash Consideration actually paid in the Phelps Dodge Offer will be subtracted from the Total ASARCO Available Cash (as hereinafter defined) to determine the amount of cash available to be paid in the Merger (the "Aggregate ASARCO Merger Cash Consideration"). "Total ASARCO Available Cash" equals (i) the number of shares of ASARCO common stock exchanged in the Phelps Dodge Offer plus the number of shares of ASARCO common stock to be converted in the ASARCO Merger, multiplied by (ii) $14.75.

      2. The Aggregate ASARCO Merger Cash Consideration will be divided by the number of shares of ASARCO common stock to be converted in the Merger, to determine the amount of cash consideration to be paid in respect of each such share of ASARCO common stock in the Merger (the "ASARCO Merger Cash Amount").

      3. The aggregate number of shares of Phelps Dodge common stock actually issued as ASARCO Stock Consideration in the Phelps Dodge Offer will be subtracted from the Total ASARCO Available Stock (as hereinafter defined) to determine the number of shares of Phelps Dodge common stock available to be paid in the Merger (the "Aggregate ASARCO Merger Stock Consideration"). "Total ASARCO Available Stock" equals (i) the number of shares of ASARCO common stock exchanged in the Phelps Dodge Offer plus the number of shares of ASARCO common stock to be converted in the Merger, multiplied by (ii) 0.25133120.

      4. The Aggregate ASARCO Merger Stock Consideration will be divided by the number of shares of ASARCO Amax common stock to be converted in the Merger, to determine the number of shares of Phelps Dodge common stock to be issued in respect of each such share of ASARCO common stock in the Merger (the "ASARCO Merger Stock Amount").

      As of the effective time of the Merger, all such shares of ASARCO common stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the effective time represented outstanding shares of ASARCO common stock shall cease to have any rights with respect thereto, except the right to receive (x) if the Merger Consideration includes Phelps Dodge common stock, (i) Phelps Dodge certificates, (ii) certain dividends and other distributions in accordance with the Merger Agreement, and (iii) cash instead of fractional shares of Phelps Dodge common stock in accordance with the Merger Agreement, without interest, and (y) if the Merger Consideration includes cash, the appropriate cash amounts.

 Exchange Agent; Procedures for Exchange of Certificates


      Exchange Agent. At the time the Merger becomes effective, Phelps Dodge shall enter into an agreement with a bank or trust company that is reasonably satisfactory to ASARCO, with which Phelps Dodge shall deposit cash and certificates representing the number of whole shares of Phelps Dodge common stock issuable pursuant to the Merger Agreement in exchange for outstanding shares of ASARCO common stock. Soon after the completion of the Merger, Phelps Dodge will send a letter to each person who was an ASARCO stockholder at the time the Merger became effective. The letter will contain instructions on how to surrender ASARCO stock certificates to the exchange agent and receive shares of Phelps Dodge and cash. See "-- Consideration to be Received in the Merger."

      Dividends. Holders of ASARCO common stock will not be entitled to receive any dividends or other distributions payable by Phelps Dodge until they exchange their ASARCO stock certificates for certificates representing shares of Phelps Dodge common stock. Once they deliver their ASARCO stock certificates to the exchange agent, those stockholders will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

      Fractional Shares. No fractional shares of Phelps Dodge common stock will be issued upon the surrender of certificates representing shares of ASARCO common stock. No dividend or other distribution of Phelps Dodge will relate to any such fractional shares and no such fractional shares will entitle the owner thereof to any voting or other rights of a stockholder of Phelps Dodge.

      Holders of ASARCO common stock otherwise entitled to fractional shares of Phelps Dodge common stock will receive a cash payment instead of such fractional shares. Following the effective time, the exchange agent will determine the excess of the number of whole shares of Phelps Dodge common stock delivered to the exchange agent by Phelps Dodge for distribution to ASARCO stockholders over the aggregate number of whole shares of Phelps Dodge common stock to be distributed to ASARCO stockholders. The exchange agent will then, on behalf of the former stockholders of ASARCO, sell the excess shares at then prevailing prices on the New York Stock Exchange, all in the manner provided in the Merger Agreement.

      As soon as practicable after the determination of the amount of cash to be paid to holders of ASARCO common stock with respect to any fractional share interests, the exchange agent will make available such amounts to such holders of ASARCO stock subject to and in accordance with the terms of the Merger Agreement.

 Surviving Corporation following the Merger

      Name of Surviving Corporation. The name of the Surviving Corporation from and after the effective time of the Merger (the "effective time") shall be "ASARCO Incorporated" until changed or amended in accordance with applicable Law.

      Charter Documents. At the effective time, the certificate of incorporation and the bylaws of AAV Corporation, as in effect immediately prior to the effective time, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation.

      Directors and Officers. The directors of AAV Corporation at the effective time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified, as the case may be. The officers of AAV Corporation at the effective time shall be the officers of the Surviving Corporation until their respective successors are duly appointed.

 Representations and Warranties in the Merger Agreement

      In the Merger Agreement both parties make representations and warranties to each other about their companies with respect to, among other things:

 o their organization, existence, good standing, corporate power, subsidiaries and similar corporate matters;

 o    their capitalization;

 o their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters; the recommendation by their boards of directors to their shareholders of the Merger Agreement and the transactions contemplated thereby;

 o the absence of conflicts, defaults or violations under their certificates of incorporation and bylaws, certain other agreements and laws as a result of the contemplated transactions, and related matters;

 o filings with the SEC and the accuracy and completeness of the information contained in such filings;

 o    environmental matters;

 o    employee benefit matters;

 o the prospectus relating to the Phelps Dodge Offer, the Phelps Dodge proxy statement, the registration statement and other SEC filings and the accuracy of the information contained therein;

 o the inapplicability of the ASARCO shareholder rights plan to the Phelps Dodge Offer and the Merger;

 o    tax matters;

 o    the receipt of fairness opinions from our financial advisors;

 o required stockholder approvals with respect to the contemplated transactions;

 o the absence of certain material changes in our businesses since December 31, 1998;

 o    the absence of undisclosed material liabilities;

 o    labor relations; and

 o    no prior activities conducted by AAV Corporation.

      All representations and warranties of Phelps Dodge and ASARCO expire at the time the Merger becomes effective.

 Covenants in the Merger Agreement

      The Merger Agreement provides that, until the Merger has been completed, neither party will take certain actions without the consent of the other party or as otherwise permitted by the Merger Agreement. More specifically, we have agreed to the following with respect to ourselves and, where applicable, our subsidiaries, except as otherwise permitted by the Merger Agreement:

 o Conduct of Operations. We will conduct our business operations according to their ordinary and usual course of business in substantially the same manner as conducted prior to the Merger Agreement.

 o Preserve Organizations. We will use our reasonable best efforts to preserve intact our business organizations and goodwill, keep available the services of our current officers and other key employees, and preserve our business relationships.

 o Parties to Confer. We will confer with each other and report on material operational matters and the general status of ongoing operations.

 o Notice of Certain Events. We will notify each other of certain changes or events which would have a material adverse effect on Phelps Dodge or ASARCO, as the case may be.

 o Dividends and Reclassifications. We will not declare or pay any dividends on or make any distribution with respect to our outstanding shares of stock other than regular quarterly dividends on, in the case of Phelps Dodge, its common stock, and, in the case of ASARCO, its common stock and preferred stock, and we will not split, combine or reclassify any shares of its capital stock.

 o Amendments to Plans. We will not enter into or amend our employee benefit plans or employment agreements, except in the ordinary course of business consistent with past practice, as otherwise provided in the Merger Agreement or as required by law.

 o Business Combinations; Assets. We will not enter into any business combinations, acquisitions or dispositions of material amounts of assets or securities, or release any material contract rights, in each case not in the ordinary course of business.

 o Governing Documents. We will not propose or adopt any amendments to our corporate charters or by-laws.

 o Issuance of Capital Stock. We will not issue or authorize the issuance of any shares of our capital stock of any class, except that each of us is permitted to issue shares of our common stock upon the exercise of stock options or other rights outstanding on the date of the Merger Agreement and in accordance with the terms of such options or other rights in effect on the date of the Merger Agreement.

 o Repurchase of Stock. We will not purchase or redeem any shares of our stock or any rights, warrants or options to acquire any such shares, except in the ordinary course of business in connection with employee incentive and benefit plans or arrangements in existence on the date of the Merger Agreement.

 o Indebtedness. We will not incur, assume or prepay any indebtedness or other material liabilities, other than indebtedness with a wholly owned subsidiary or between wholly owned subsidiaries.

 o Properties and Assets. We will not sell, lease, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of our properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice.

 o Tax Treatment. We will not take any actions that would reasonably be expected to cause the Merger not to constitute transactions described in Section 368(a) of the Internal Revenue Code.

 o Tax Election. We will not make any material tax election or settle or compromise any material tax liability, other than in the ordinary course of business consistent with past practice.

 o Agree to Take Actions. We agree not to take any of the foregoing actions or take any action which would:

 o make any of our representations or warranties contained in the Merger Agreement untrue or incorrect, or

 o result in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

 o Investigation. We have agreed that, subject to applicable laws or regulations, prior to the time the Merger becomes effective we will afford one another's authorized representatives full and complete access to our properties, books, contracts, commitments and records and any document filed or received by us pursuant to applicable securities laws. Also, we will each use our reasonable best efforts to cause our representatives to furnish promptly to one another any additional information about our respective businesses and properties as the other or its duly authorized representatives may reasonably request. However, neither of us will be required to disclose information to the other that would cause significant competitive harm to the disclosing party or its affiliates if the Merger is not completed. All confidential information obtained by Phelps Dodge or ASARCO will be kept confidential. Confidential information will be used only in connection with consummating the transactions contemplated by the Merger Agreement.

 Stockholder Approvals and Other Cooperation

      We have agreed that we will together:

 o prepare and file with the SEC, as soon as is reasonably practicable, an information statement to be sent to ASARCO after the Phelps Dodge Offer;

 o use our reasonable best efforts to have the information statement cleared by the SEC;

 o    amend as necessary Phelps Dodge registration statement;

 o as soon as is reasonably practicable, take all actions required under state blue sky or securities laws in connection with the issuance of shares of Phelps Dodge common stock in the Merger;

 o promptly prepare and file stock exchange listing applications covering the shares of Phelps Dodge common stock issuable under the Merger Agreement and use our reasonable best efforts to obtain, prior to the time the Merger becomes effective, approval for the listing of Phelps Dodge common stock, subject only to official notice of issuance;

 o cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the contemplated transactions; and

 o cooperate with one another in obtaining opinions of Shearman & Sterling, special counsel to Phelps Dodge, and Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to ASARCO, concerning certain tax matters.

      Each of us has also agreed:

 o that Phelps Dodge will cause an appropriate supplement to the Phelps Dodge proxy statement to be mailed to its stockholders as promptly as practicable after it is cleared by the SEC.

 o that ASARCO will cause the information statement to be mailed to its stockholders as promptly as practicable after it is cleared by the SEC;

 o as soon as practicable following the date of the Merger Agreement, to duly call and hold a meeting of our respective stockholders to obtain approval of the Merger and the other contemplated transactions;

 o subject to our ability to change our recommendation as described under "--No Solicitation of Alternative Takeover Proposals" below, through our boards of directors, to recommend to our respective stockholders that they approve the Merger and the other contemplated transactions;

 o to use our best efforts to hold our stockholders meetings as soon as practicable after the date of the Merger Agreement;

 o that Phelps Dodge shall vote, or cause to be voted, all of the ASARCO common stock then owned by it or any of its subsidiaries, or over which it has direct or indirect voting authority, in favor of the approval and adoption of the Merger Agreement; and

 o that after AAV Corporation has purchased shares of ASARCO common stock through the Phelps Dodge Offer, Phelps Dodge will be entitled to designate a number of directors on the ASARCO Board that will give Phelps Dodge a percentage of representation on the ASARCO Board equal to the percentage of shares of ASARCO common stock that it then owns.

 o that the obligation of Phelps Dodge to obtain approvals under antitrust laws is unconditional and not qualified by best efforts.

      In addition, the Merger Agreement contains general covenants requiring each party to take any further action necessary or desirable to carry out the purposes of the Merger Agreement and to use reasonable efforts to take all actions necessary, proper or advisable to consummate the contemplated transactions. These general requirements are limited so that neither of us will be required to undertake divestitures which would have material adverse effects on our companies.

 No Solicitation of Alternative Takeover Proposals

      ASARCO agreed that it will not, nor will it permit any of its subsidiaries to, authorize or permit any of their respective directors, officers, employees or any representative retained by ASARCO or any of its subsidiaries to, directly or indirectly through another person:

 o solicit, initiate or encourage (whether by furnishing information or otherwise), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes or reasonably could be expected to lead to any Takeover Proposal (as defined below), or

 o    participate in any discussions or negotiations regarding any Takeover
      Proposal.

      A "Takeover Proposal" means, other than the transactions contemplated by the Merger Agreement,

 o any inquiry, proposal or offer, or any improvement, restatement, amendment, renewal or reiteration of any such inquiry, proposal or offer from any person relating to any direct or indirect acquisition of a business or equity securities of a ASARCO or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of ASARCO or any of its subsidiaries, or

 o any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ASARCO or any of its subsidiaries.

      Except as provided in the next two paragraphs, neither the board of directors of ASARCO nor any committee of such board will do any of the following:

 o withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse Phelps Dodge, the recommendation by the board of directors or any committee of the Merger or the Merger Agreement,

 o approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or

 o cause ASARCO to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.

      However, if the board of directors of ASARCO receives a Takeover Proposal and the board of directors of ASARCO determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to ASARCO shareholders under applicable law, the board of directors of ASARCO may (x) take any of the actions described above or (y) terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause ASARCO to enter into any acquisition agreement with respect to any Takeover Proposal) but only after the fifth business day following Phelps Dodge's receipt of written notice advising Phelps Dodge that the board of directors of ASARCO is prepared to accept a Takeover Proposal, specifying the material terms and conditions of such Takeover Proposal and identifying the person making such Takeover Proposal.

      Notwithstanding any subsequent determination by the board of directors of ASARCO to change such recommendation, the Merger Agreement shall be submitted to the stockholders of ASARCO at the ASARCO stockholder meeting for the purpose of obtaining the ASARCO stockholder approval and nothing contained in the Merger Agreement shall be deemed to relieve ASARCO of such obligation.

      The Merger Agreement does not prohibit us

 o from taking and disclosing to our respective shareholders a position with respect to a tender offer required by law, or

 o from making any disclosure to our respective shareholders if, in the good faith judgment of the board of directors, after consultation with outside counsel, failure to disclose would be inconsistent with its obligations under applicable law.

      ASARCO agreed to immediately notify Phelps Dodge orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal, and will keep Phelps Dodge reasonably informed of the status and details of any such request or proposal.

 Stock Options and Other Stock-Based Awards

      Simultaneously with the Merger, each outstanding option to purchase ASARCO common stock and related stock appreciation right (SAR), if any, will be converted into an option (together with an SAR, if applicable) to acquire the number of shares of Phelps Dodge common stock equal to the number of shares of ASARCO common stock which could have been obtained upon the exercise of the option immediately prior to the time the Merger becomes effective multiplied by the ASARCO Stock Consideration.

      In the case of an option to purchase ASARCO common stock, the exercise price per share of Phelps Dodge common stock will be adjusted to equal the exercise price for such option as in effect immediately prior to the time the Merger becomes effective divided by the ASARCO Stock Consideration. Phelps Dodge will assume the obligations of ASARCO with respect to such options. Phelps Dodge will assume the obligations of ASARCO under their respective option plans and, except as described above, the terms of such options (and SARs) shall continue to apply in accordance with the terms of the plans and agreements under which they were issued, including any provisions for acceleration.

      Simultaneously with the Merger, each outstanding award (including restricted stock, performance units, shares units and performance shares) under any employee incentive or benefit plan or arrangement and non-employee director plan presently maintained by ASARCO will be converted into a similar instrument of Phelps Dodge, with appropriate adjustments to preserve the inherent value of the awards with no detrimental effects on the holders. The other terms of each award will continue to apply, including any provisions which the restrictions will have lapsed on or prior to the time the Merger becomes effective, shares of such previously restricted stock will be converted in accordance with the conversion provisions applicable to other shares of common stock.

      Following the completion of the business combination, Phelps Dodge will reserve for issuance and delivery a sufficient number of shares of Phelps Dodge common stock upon the exercise of any ASARCO stock options.

 Benefits Matters

      It is the intention of the parties that for a period of one year following the completion of the business combination, Phelps Dodge will maintain the employee benefit plans of ASARCO generally in accordance with its terms in effect at the completion of the business combination, with only amendments that are required by applicable law or permitted by the terms of that agreement, and which do not adversely affect the rights of participants under such agreement. In addition, following the completion of the business combination, Phelps Dodge will guarantee the performance of certain existing employment agreements and benefit plans of ASARCO.

      Phelps Dodge has also agreed that it will

 o waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare or employee benefit plan maintained by ASARCO following the completion of the business combination;

 o provide employees of ASARCO with credit for any co-payments and deductibles paid in the calendar year prior to the completion of the business combination; and

 o generally, treat all service by employees of ASARCO prior to the completion of the business combination as service with Phelps Dodge under all compensation and benefit plans and policies of ASARCO.

 Indemnification; Directors' and Officers' Insurance

      Phelps Dodge has agreed that all exculpation and indemnification provisions now existing in favor of the current or former directors or officers of ASARCO as provided in its charter or bylaws or in any agreement will survive the business combination. Phelps Dodge has agreed that, for six years from the time the business combination becomes effective, it will indemnify such indemnified parties to the same extent as they were entitled while working on behalf of ASARCO.

      Phelps Dodge has also agreed that, for three years from the time the business combination becomes effective, it will maintain in effect ASARCO's current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Phelps Dodge will not be required to expend in any one year more than 150% of the annual premiums currently paid by ASARCO. If the annual premiums of such insurance coverage exceed the 150% limit, Phelps Dodge only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Phelps Dodge is entitled to meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

 Litigation

      Prior to the effective time of the Merger, each of the parties will terminate all litigation commenced against the other in connection with the business combination and the Phelps Dodge exchange offer for ASARCO shares. Each party will also use its reasonable best efforts to have lawsuits commenced by third parties in connection with those transactions to be dismissed with prejudice.

 Conditions Precedent to the Merger

      The Merger Agreement contains certain conditions to both parties, obligations to complete the Merger. Neither party will be obligated to complete the business combination unless at or prior to the time the business combination becomes effective:

 o Stockholder Approval. The approval of the stockholders of Phelps Dodge and ASARCO have been obtained in accordance with applicable law.

 o Legality. No statute, rule, regulation, executive order, decree, ruling or injunction by any tribunal or governmental authority prohibits or makes illegal the consummation of the Merger substantially on the terms contemplated by the Merger Agreement.

 o AAV Corporation shall have accepted for exchange all shares of ASARCO common stock validly tendered and not withdrawn pursuant to the Phelps Dodge Offer; provided, however, that this condition shall not be applicable to the obligations of AAV Corporation if, in breach of the Merger Agreement, AAV Corporation fails to accept for exchange and exchange any such shares validly tendered and not withdrawn pursuant to such offer.

 Termination

      The Merger Agreement may be terminated at any time prior to the time the Merger becomes effective, in any of the following circumstances: by our mutual written consent;

 o by either of us if, without fault of either terminating party, the purchase of ASARCO common stock pursuant to the Phelps Dodge Offer has not occurred on or before March 31, 2000, which date can be extended by mutual written consent;

 o by either of us if the Phelps Dodge Offer expires or is terminated or withdrawn without any ASARCO common stock being purchased; or

 o by either of us if a court or governmental body has issued an order (other than a temporary restraining order) enjoining or prohibiting the purchase of ASARCO common stock pursuant to the Phelps Dodge Offer or the Merger, if such order has become final and nonappealable, so long as the party seeking to terminate has used its reasonable best efforts to remove or lift such order; or any statute, rule, regulation, order, injunction or decree has been enacted, entered or promulgated which prohibits or makes illegal the consummation of the Merger substantially on the terms contemplated by the Merger Agreement, and which order, injunction, or decree has become final and nonappealable; or there shall have been a failure to obtain any required consent or approval under foreign laws or regulations which would prohibit or make illegal the consummation of the Phelps Dodge Offer or the Merger or would have a material adverse effect on Phelps Dodge or ASARCO;

 o by the Phelps Dodge board of directors, at any time prior to the purchase of any shares of ASARCO common stock pursuant to the Phelps Dodge Offer, if (i) the board of directors of ASARCO shall have withdrawn or modified in a manner which is adverse to Phelps Dodge its approval or recommendation of the Phelps Dodge Offer or the Merger Agreement, (ii) the ASARCO board of directors shall have recommended another Takeover Proposal, (iii) there is a public disclosure of another Takeover Proposal and the Minimum Tender Condition is not satisfied but all other conditions to the Phelps Dodge Offer are satisfied, or (iv) the representations and warranties of ASARCO are not correct as of the date of the Merger Agreement and as of the expiration date of the Phelps Dodge Offer as though made on and as of the date of the Merger Agreement and the expiration date of the Phelps Dodge Offer, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ASARCO; and ASARCO shall have performed or complied in all material respects with all the material agreements and covenants required by the Merger Agreement, and such condition is not satisfied within 30 days of notice;

 o by ASARCO, at any time prior to the acceptance for payment shares of ASARCO common stock under the Phelps Dodge Offer, if there is a material breach of any of Phelps Dodge's representations, warranties or covenants contained in the agreement which is not cured within 10 days of notice; and

 o by ASARCO in accordance with the provisions described under the caption "--No Solicitation of Alternative Takeover Proposals"; provided that ASARCO shall have complied with all provisions of such section and shall have paid the termination fee described below to Phelps Dodge.

 Closing

      The closing of the Merger will take place within two business days after the later of the Phelps Dodge shareholder meeting and the ASARCO shareholder meeting.

 Termination Fees

      ASARCO is liable to Phelps Dodge for a termination fee of $30 million if the Merger Agreement is terminated under certain circumstances.

      In general, the termination fee is payable by ASARCO if:

 o prior to the date of the ASARCO stockholder meeting a Takeover Proposal is made known to ASARCO or is made directly to its stockholders generally or any person has publicly announced an intention (whether or not conditional) to make a Takeover Proposal and thereafter the Merger Agreement is terminated by either party pursuant to certain specified provisions of the Merger Agreement.

      However, except as stated in the following paragraph, no termination fee is payable unless within eighteen months of the termination, ASARCO or any of its subsidiaries enters into an agreement for or consummates a transaction whereby a third party acquires twenty percent of any class of stock of ASARCO and its subsidiaries, or a business that constitutes twenty percent or more of the revenues, net income or assets of the ASARCO, or otherwise consummates a Takeover Proposal.

      If ASARCO terminates the Merger Agreement under the preceding paragraph, the termination fee is payable immediately.

      The Merger Agreement also provides that if ASARCO fails to pay any termination fee which is judged to be due, ASARCO must pay the costs and expenses of any action taken to collect payment, together with interest on the termination fee.

 Costs and Expenses

      Each of us will pay our own costs and expenses in connection with the Merger Agreement and the contemplated transactions whether or not the Merger is completed, except that we will equally share

 o the filing fee in connection with any HSR Act filing or any other required statutory approval;

 o the commissions and other out-of-pocket transaction costs, including the expenses and compensation of the exchange agent, incurred in connection with the sale of shares of Phelps Dodge common stock to generate cash to pay in lieu of fractional shares;

 o the expenses incurred in connection with the printing and mailing of a joint proxy statement (including SEC filing fees);

 o    all transfer taxes.

 Waiver

      At any time prior to the effective time, the Merger Agreement permits either of us in writing to:

 o extend the time for the performance of any of the obligations or other acts of the other party;

 o waive any inaccuracies in the representations and warranties of the other party; and

 o waive compliance with any of the agreements or conditions of the other party contained in the Merger Agreement.

 Amendment

      At any time before or after approval of the matters presented in connection with the combination by our respective shareholders, the Merger Agreement may be amended or supplemented in writing by Phelps Dodge and ASARCO with respect to any terms; provided, however, that following approval by ASARCO stockholders there shall be no amendment or change to the provisions relating to the Merger Consideration or make any other change not permitted under applicable law without further approval by the ASARCO stockholders.

 ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      (a) Recommendation of the ASARCO Board of Directors


      Subsection (a) of Item 4 is hereby amended by adding the following:

      AS MORE FULLY DESCRIBED BELOW, ON TUESDAY EVENING, OCTOBER 5, 1999, THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) (1) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE PHELPS DODGE OFFER AND THE MERGER, AND
 (2) DETERMINED THAT THE TERMS OF THE PHELPS DODGE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF ASARCO COMMON STOCK. ON OCTOBER 7, 1999, ASARCO RECEIVED FROM GRUPO MEXICO THE $29.50 CASH PROPOSAL DESCRIBED BELOW. IN ACCORDANCE WITH THE MERGER AGREEMENT THE BOARD OF DIRECTORS HAS NOTIFIED PHELPS DODGE THAT IT IS NECESSARY IN ORDER TO COMPLY WITH ITS FIDUCIARY DUTIES THAT ASARCO PARTICIPATE IN DISCUSSIONS WITH GRUPO MEXICO REGARDING ITS PROPOSAL. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS NOT TENDER THEIR SHARES IN THE PHELPS DODGE OFFER AT THIS TIME.

      (b) Background; Reasons for the ASARCO Board's Recommendation

      Subsection (b) of Item 4 is hereby amended by adding the following:

      Background

      On the evening of Monday, October 4, 1999, at the direction of ASARCO, representatives of ASARCO's financial advisors, at the direction of ASARCO, informed the financial advisors to each of Grupo MExico and Phelps Dodge that their clients were requested to submit their best and final bids no later than 6:00 p.m. on Tuesday, October 5, 1999 and orally advised them of the bidding procedures.

      On the morning of Tuesday, October 5, 1999, ASARCO distributed the bidding procedures in writing to Grupo MExico and Phelps Dodge. During the course of the day on October 5, 1999, the legal advisors to ASARCO contacted the legal advisors for each of Grupo MExico and Phelps Dodge to offer to discuss the terms of their respective acquisition agreements, forms of which had been exchanged and previously discussed with such legal advisors, and to provide any necessary assistance they might require to finalize their bids.

      On or about 6:00 p.m. Phelps Dodge submitted its bid which is embodied in the Merger Agreement. Grupo MExico submitted a fully financed acquisition proposal together with a form of merger agreement at a price lower than the Phelps Dodge price.

      After receiving both bids, the Board of Directors of ASARCO met and discussed the bids with the management and their legal and financial advisors. After considering both bids after receiving advice from its legal and financial advisors, the Board unanimously (with one director absent) (i) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Phelps Dodge Offer in the Merger, (ii) determined that the terms of the Phelps Dodge Offer and the Merger are fair to and in the best interests of the holders of ASARCO Common Stock and (iii) resolved to recommend that the ASARCO stockholders accept the Phelps Dodge Offer and tender their shares pursuant to the Phelps Dodge Offer. Later that evening, the Merger Agreement was executed and delivered and Phelps Dodge and ASARCO each issued a press release announcing the transaction. A copy of the ASARCO press release, dated October 6, 1999, is attached hereto as Exhibit 31 and incorporated herein by reference.

      On October 7, 1999, the Board of Directors received a letter from Grupo MExico stating that it is increasing the price of the Grupo MExico Offer from $26 per share to $29.50 per share and requesting that the Board meet with Grupo MExico to "discuss our revised offer." Further, Grupo MExico requested that the Board "elicit such advice and make such determinations in view of your fiduciary duties so that ASARCO would be in a position to immediately engage in negotiations and discussions with [Grupo MExico] concerning [its] superior proposal." The Board of Directors has met today and has taken such steps and is prepared to meet with Grupo MExico to negotiate its revised proposal.

      Reasons for the Recommendation

      In reaching its conclusions and recommendations on October 5, 1999, with respect to the Merger Agreement and the Phelps Dodge Offer and Merger described above, the ASARCO Board of Directors considered a number of factors, including the following:

      1. Management of ASARCO and its advisors solicited possible third parties who might have been interested in acquiring ASARCO or any of its businesses and pursued discussions with certain of those parties concerning a number of possible transactions.

      2. The transaction embodied in the Merger Agreement with Phelps Dodge was the result of the process initiated by management designed to elicit the best possible transaction for its stockholders, and the terms of such transaction are more favorable to ASARCO stockholders than any other transaction presented during such process.

      3. The financial terms of the Phelps Dodge Offer and the Merger represent a substantial premium over the unaffected market price of the shares of ASARCO Common Stock as of August 20, 1999.

      4. The opinion of Credit Suisse First Boston Corporation ("Credit Suisse First Boston") (which was subsequently confirmed by delivery of a written opinion) to the effect that as of the date of such opinion and based upon and subject to the matters set forth therein, the consideration to be received by the holders of ASARCO Common
      Stock (other than Phelps Dodge) in the Phelps Dodge Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. A copy of Credit Suisse First Boston's written opinion which sets forth the matters considered, assumptions made and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto and filed as Exhibit 32 and is incorporated herein by reference. Credit Suisse First Boston's opinion is addressed to the ASARCO Board of Directors, addresses only the fairness, from a financial point of view, to the holders of ASARCO Common Stock of the consideration payable in the Phelps Dodge Offer and the Merger, taken together, and does not constitute a recommendation to any stockholder with respect to any matter relating to the Phelps Dodge Offer or Merger. STOCKHOLDERS ARE URGED TO READ THE OPINION OF CREDIT SUISSE FIRST BOSTON CAREFULLY AND IN ITS ENTIRETY.

      5. The trading history of the shares of ASARCO Common Stock and the financial condition, results of operations, cash flows and prospects of ASARCO.

      6. The additional value the ASARCO stockholders will receive from the cash synergies to be derived from the three-way combination of Phelps Dodge, ASARCO and Cyprus Amax if such stockholders elect to receive shares of Phelps Dodge Common Stock.

      7. The fact that the Merger Agreement allows the Board of Directors to participate in discussions or negotiations regarding any other acquisition proposal if it determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to stockholders (although ASARCO would be required to pay a $30 million termination fee in the event it terminates the Merger Agreement in order to enter into such other competing transaction).

      8. That ASARCO received a $45 million termination fee from Cyprus Amax when Cyprus Amax terminated its merger agreement with ASARCO, and that ASARCO would be obligated to pay a termination fee of only $30 million if it terminated the Merger Agreement with Phelps Dodge to enter into a competing takeover transaction.


 ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

      Subsections (a) and (b) of Item 7 are hereby amended by adding the following:

      The Board of Directors of ASARCO met on October 8, 1999 to consider the revised proposal contained in Grupo MExico's letter of October 7, 1999. At the meeting the ASARCO Board of Directors considered, together with advice from its financial and legal advisors, (i) the terms of Grupo MExico's revised offer, (ii) ASARCO's rights and obligations under the Merger Agreement and (iii) its fiduciary duties to stockholders of ASARCO under applicable law. At the October 8, 1999 meeting, in accordance with the terms of the Merger Agreement, the Board of Directors determined in good faith, after consultation with its legal and financial advisors, that it was necessary in order to comply with its fiduciary duties under applicable law (x) to modify its recommendation of the Phelps Dodge Offer and Merger in the manner set forth above in Item 4(a) and (y) if necessary, to furnish information to Grupo MExico pursuant to a customary confidentiality agreement and to participate in discussions or negotiations regarding the Grupo MExico revised proposal. The Board determined that its should take such action and has so notified Phelps Dodge in accordance with the terms of the Merger Agreement. A copy of this notice is attached hereto and filed as Exhibit 33 and is incorporated herein by reference.

      In the afternoon on October 8, 1999, Douglas C. Yearley, Chairman, President and Chief Executive Officer of Phelps Dodge, telephoned Mr. McAllister to inform him that Phelps Dodge would not raise its offer.

      Except as set forth herein and in Item 4, no negotiation is being undertaken or is underway by ASARCO in response to the Phelps Dodge Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving ASARCO or any subsidiary thereof;
 (ii) a purchase, sale or transfer of a material amount of assets by ASARCO or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of ASARCO; or (iv) any material change in the present capitalization or dividend policy of ASARCO.

      Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Phelps Dodge Offer that relate to or would result in one or more of the events referred to above.


 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 30. Agreement and Plan of Merger, dated as of October 5, 1999, among Phelps Dodge, AAV Corporation and ASARCO.
                (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of ASARCO, filed with the Commission on October 6, 1999) 16

 Exhibit 31. ASARCO press release, dated October 6, 1999. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of ASARCO, filed with the Commission on October 6, 1999)

 Exhibit 32. Opinion of Credit Suisse First Boston Corporation, dated October 5, 1999.

 Exhibit 33.    Letter from ASARCO to Phelps Dodge, dated October 8, 1999.

 Exhibit 34.    Press release of ASARCO, dated October 8, 1999.



                                 SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      ASARCO INCORPORATED


                                      By /s/ Francis R. McAllister
                                        -----------------------------
                                        Name:  Francis R. McAllister
                                        Title: Chairman and Chief
                                                 Executive Officer


 Dated:  October 8, 1999



                               EXHIBIT INDEX

 Exhibit 30. Agreement and Plan of Merger, dated as of October 5, 1999, among Phelps Dodge, AAV Corporation and ASARCO.
                (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of ASARCO, filed with the Commission on October 6, 1999)

 Exhibit 31. ASARCO press release, dated October 6, 1999. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of ASARCO, filed with the Commission on October 6,
                1999)

 Exhibit 32. Opinion of Credit Suisse First Boston Corporation, dated October 5, 1999.

 Exhibit 33.    Letter from ASARCO to Phelps Dodge, dated October 8, 1999.

 Exhibit 34.    Press release of ASARCO, dated October 8, 1999.